May 28, 2014

Via electronic mail and EDGAR

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Mail Stop 4720
Facsimile: 202-772-9198

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporate Finance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K for the Period Ended June 30, 2013
Quarterly Report on Form 10-Q for the Period Ended December 31, 2013
File Number 001-16633

Ladies and Gentlemen:

We are responding to the further comments of the staff of the Securities and Exchange Commission (the “Staff”) sent to Array BioPharma Inc. (the “Company”) in a letter addressed to Mr. R. Michael Carruthers, Chief Financial Officer of the Company, on May 13, 2014 regarding the Company’s letter to the Staff dated April 25, 2014 responding to Staff comments in its prior letters dated February 14, 2014 and April 14, 2014 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the above-captioned Quarterly Report on Form 10-Q (the “Form 10-Q”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, we also have reproduced the comment prior to the Company’s response to that comment. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-K for the fiscal year ended June 30, 2013

Item 1. Business
Intellectual Property, page 31

1.
We note your response to prior comment 1. Notwithstanding that your partners, Novartis and AstraZeneca, may independently pursue patent protection for MEK162 and selumetinib without sharing this information with you, we ask that you disclose the expiration dates for all of your U.S. issued patents related to MEK162 and selumetinib and any other related patents of which you are aware. Because these drug programs are material to Array BioPharma, it is not appropriate to omit disclosures specifying the dates when the company’s own related patents expire. For purposes of clarification, you should also make clear that this description of expiration dates and other patent-related information in the 10-K does not reflect the activities of your development partners, which may broaden the patent coverage for MEK162 and selumetinib that you have disclosed.

Response:

The Company notes the Staff’s comment and proposes to revise its disclosure related to MEK162 and selumetinib patents by including the following paragraph in its Form 10-K for the fiscal year ending June 30, 2014 in Item 1. Business under the heading Intellectual Property, in lieu of the revised disclosure the Company proposed in its April 25, 2014 letter to the Staff:

We have issued U.S. patents covering MEK162, selumetinib and related molecules and their equivalent counterparts issued or pending in dozens of countries. These patents include composition of matter, method of treatment and synthetic method claims, which will expire on various dates in 2023 and 2024. We have also filed patent applications directed to methods of manufacturing, and to intermediates useful for manufacturing, MEK162 and selumetinib, which will expire on various dates in 2026 and 2027. Additionally, Novartis and AstraZeneca have filed other patent applications directed to MEK162 and selumetinib, respectively, including patent applications of which we are not aware. Patent term extension under the Hatch-Waxman Act in the United States and in Europe under a supplementary protection certificate could be available for each of our partners to extend patent exclusivity for these clinical candidates. Each partner is entitled to decide which patent covering its product candidate will be subject to such efforts and whether to file other patent applications directed at its product candidate. Our partners do not share information with us about the status or results of their respective efforts to seek additional patent protection. Therefore, information we report regarding the patent status of these partnered drug development programs is limited to our efforts to obtain patent protection.

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Please do not hesitate to call the undersigned at (303) 381-6663 if you have further comments or if you require any additional information.

Sincerely,

/s/ R. Michael Carruthers
R. Michael Carruthers
Chief Financial Officer

cc:     Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC

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